File No. 1263-2B-82-5087

Givaudan

RECEIVED
2004 JUN 21 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media Release

SUPPL

04030841

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Prolongation of the share buy back programme

Geneva, 14 June, 2004. The Board of Directors of Givaudan SA has resolved to extend the share buy back programme 2003/2004 concerning 800,000 registered shares by one year, i.e. until 30 June, 2005.

On 16 April 2004, Givaudan SA's Annual General Meeting approved the cancellation of 200,000 registered shares that had already been repurchased in the frame of this programme. Givaudan intends to repurchase the remaining 600,000 shares until 30 June, 2005. As of today, a further 100,000 shares have been repurchased. A reduction of the share capital by the amount of shares by then repurchased shall be proposed to the Annual General Meeting on 8 April 2005.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Close window

▲Top

dw 6/22

File ID ?1263-2B-82-3887

Givaudan

Media Release

Givaudan announces CFO succession

Geneva, 15 June 2004. In line with Givaudan's long term succession planning, Othmar Vock, Chief Financial Officer of Givaudan, will retire at the end of 2004. His successor will be Matthias Waehren, presently with the Dutch company DSM Nutritional Products. Mr. Waehren will join Givaudan on August 15th and undergo a comprehensive introduction into his new function.



Mr Matthias Waehren

A graduate of the University of Basel, Switzerland, Mr. Waehren started his career in 1983 at Corporate Audit of Roche. In 1988 he became Finance Director of Roche Korea, followed in 1990 by a 6 year assignment as head of Finance and Management Services at Nippon Roche in Tokyo. In 1996 he was appointed Vice President Finance and Information Technology at Roche USA in Nutley, N.J. Returning from the US in 2000 Mr. Waehren took over the responsibility as Head of Finance and Informatics of the Roche Vitamins Division where he played an important role in the unbundling of the Division and the sale to DSM. As of October 1st 2003 he became DSM project director supporting the transformation and integration of Roche Vitamins into DSM.

Mr. Vock looks back on a longstanding international career in the pharmaceutical industry. In 1994 he joined Givaudan as Chief Financial Officer. He played a key role in the integration of Givaudan and Roure as well as in the acquisition and integration of Tastemaker in 1997 and FIS in 2002. He was instrumental in the unbundling of Givaudan from Roche and the spin-off of Givaudan as a publicly traded SMI company in 2000. After retirement Mr. Vock will remain active in an advisory capacity for selected tasks.



Mr Othmar Vock

Pictures of Mr Waehlen and Mr Vock are available on our Image Bank by clicking here.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Close window

Top